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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____ )*


                        Dominick's Supermarkets, Inc.
                               (Name of Issuer)

                    Common Stock, Par Value 0.01 Per Share
                        (Title of Class of Securities)

                            CUSIP No. 257159-10-3
                                (Cusip Number)


                              Mr. Kevin Cassidy
                                (212) 409-1930
                        ING (U.S.) Capital Corporation
                             135 East 57th Street
                              New York, NY 10022
                     (Name, Address and Telephone Number
         of Person Authorized to Receive Notices and Communications)

                               November 1, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box / /.

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person 1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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NOTE: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO.  257159-10-3

1)    NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO OF ABOVE PERSON:

           ING (U.S.) Capital Corporation
           13-3631304

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                  (b) /X/

3)    SEC USE ONLY


4)    SOURCE OF FUNDS*

      WC

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) OR 2(e)   / /

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES        7)   SOLE VOTING POWER              7,325
BENEFICIALLY OWNED
BY EACH REPORTING       8)   SHARED VOTING POWER
      PERSON
                        9)   SOLE DISPOSITIVE POWER         7,325

                        10)  SHARED DISPOSITIVE POWER

11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,325

12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/X/

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .05%

14)    TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                        Statement Pursuant to Rule 13d-1
                                     of the
                          General Rules and Regulations
                                    Under the
                         Securities Exchange Act of 1934


Item 1.        Security and Issuer.

      This filing relates to the shares of Common Stock, par value 0.01 per share (the "Shares"), of Dominick's Supermarkets, Inc. (the "Issuer"). The Issuer has its principal office at 505 Railroad Avenue, Northlake, Illinois 60614.

Item 2.    Identity and Background.

      This statement is being filed by ING (U.S.) Capital Corporation, a Delaware corporation ("Holder"). Holder is engaged principally in the financial services business. The principal place of business and principal office of Holder is located at 135 East 57th Street, New York, New York 10022.

      Holder plans to transfer shares to a newly formed, wholly owned subsidiary, ING (U.S.) Investment Corporation, a Delaware corporation, ("U.S. Investments"), having the same business address as Holder.

      Holder is a wholly owned subsidiary of ING (U.S.) Capital Financial Holdings Corporation, ("U.S. Capital Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Capital Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022.

      U.S. Capital Holdings is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation ("U.S. Holdings"), a holding company organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, NY 10022.

      U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands and is engaged in the financial investments and services and banking businesses. It maintains its principal place of business at De Amsterdamse Poort, 1102 MG, Amsterdam Zuid-Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands.

      INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.


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      Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officers and directors of (i) Holder, (ii) U.S. Investments, (iii) U.S. Capital Holdings,
(iv) U.S. Holdings, (v) INB and (vi) ING.

      During the last five years, none of (i) Holder, (ii) U.S. Investments,
(iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB, (vi) ING and (vii) to the best knowledge of Holder, the persons identified in Schedule I, has been (a) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

      The funds used to purchase the Common Stock which is subject of this report were derived from the working capital of the Holder.

Item 4.    Purpose of Transaction.

      The subject shares of Common Stock directly or indirectly acquired have been acquired for investment purposes. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the contractual arrangements specified in Item 6, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Holder or its affiliates may, subject to the contractual arrangements specified in Item 6, in its sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5.   Interest of Securities of the Issuer.

      a) As of the date on which this statement is executed, Holder owns 7,325 shares of non-voting Class B Common Stock which may be converted at any time at the election of the Holder into an equal number of shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Act, Holder beneficially owns 7,325 shares of Common Stock of the Issuer, constituting .05% of the Issuer's issued and outstanding shares of Common Stock, based upon the aggregate of 16,080,074 shares of Common Stock of the Issuer issued and outstanding as of January 1, 1997 (as disclosed on Form 10-K filed with the Securities and Exchange Commission by the Issuer). Except as described herein, none of (i) Holder, (ii) U.S. Investments, (iii) U.S. Capital Holdings, (iv) U.S. Holdings,
(v) INB, (vi) ING, and, (vii) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.


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      In addition, by reason of the provisions of Rule 13d-5 under the Act, some or all of the Investors (as defined in Item 6) party to the Stockholder's Agreement described in Item 6 may be deemed to constitute a "group". By reason of the provisions of Rule 13d-3 under the Act, a group consisting of such persons may be deemed to beneficially own all shares of Common Stock beneficially owned by each of the Investors constituting such a group. The reporting person does not affirm the existence of such a group and disclaims beneficial ownership of shares of Common Stock beneficially owned by any other Investor.

      b) Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the Common Stock which Holder may be deemed to own beneficially (as the term is defined in Rule 13d-3).

      c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Investments, (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB, (vi) ING, and (vii) to the best knowledge of Holder, by any of the persons listed on Schedule 1 hereto, during the past 60 days.

      d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

      e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Any Securities of the Issuer.

      Holder is party to an Amended and Restated Stockholders Agreement dated as of November 1, 1996 (the "Stockholders Agreement") among the Issuer, Dominick's Finer Foods Inc. and the stockholders of the Issuer listed below (collectively referred to as the "Investors") (a copy of which has been filed as Exhibit 10.8 to the Issuer's Form 10-K for the fiscal year ended November 2, 1996 and is incorporated herein as Exhibit 1).

         Stockholder of Record                               Shares Held of
                                                             Record(1)
         Yucaipa Blackhawk Partners, L.P.                         2,007,256
         Yucaipa Chicago Partners, L.P.                             253,470
         Yucaipa Dominick's Partners, L.P.                          663,333
         Apollo Investment Fund, L.P.                             2,927,591
         Apollo Investment Fund III, L.P.                         2,668,412
         Apollo Overseas Partners III, L.P.                         160,036
         Apollo (UK) Partners III, L.P.                              99,142
         Bahrain International Bank                                 274,073
         Bankers Trust New York Corporation                          90,684
         BHF Aktiengesellschaftf                                      7,325


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         BT Investment Partners, L.P.                               623,517
         Chase Equity Associates, L.P.                            1,063,961
         Continental Casualty Company                                 7,325
         Crescent Mach I Partners, L.P.                             110,100
         Fleet National Bank                                         15,647
         FSC Corporation                                              7,325
         Indosuez Dominick's Partners                               411,110
         International Nederlanden (U.S.) Capital Corporation         7,325
         Midland Montagu Private Equity Inc.                        284,152
         OKGBD & Co.                                                 15,647
         TCW Shared Opportunity Fund II, L.P.                        17,129
                                                                 ----------
                Total                                            11,714,560
                                                                 ----------


         (1) The number of shares of Common Stock held of record includes any shares of the Issuer's non-voting Class B Common Stock, par value $.01 per share, held of record by such stockholder. Shares of Class B Common Stock may be converted at any time at the election of the holder into an equal number of shares of Common Stock.

Pursuant to the Stockholders Agreement, the Investors holding Common Stock (but not investors holding non-voting Class B Common Stock) are required to vote their shares to elect to the Issuer's 11-member Board of Directors the persons nominated by Mr. Ronald W. Burkle (the sole managing member of Yucaipa Management LLC and the controlling general partner of Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P., and Yucaipa Dominick's Partners, L.P. (collectively, "Yucaipa")) and Apollo Investment Fun, L.P. (collectively nine persons). The Stockholders Agreement also contains, among other things, certain customary rights permitting the Investors to participate in private sales of shares by Yucaipa and permitting Yucaipa to compel the sale of the Investors' shares if certain requirements are satisfied.


Item 7.        Material Files as Exhibits.

      1. Amended and Restated Stockholders Agreement dated as of November 1, 1996 among the Issuer and its Investors.


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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 1997


                                          ING (U.S.) Capital Corporation


                                       By:   /s/ Kevin Cassidy
                                           ----------------------------
                                           Name:  Kevin Cassidy
                                           Title: Assistant General Counsel


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                                   SCHEDULE 1



      Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Investments, (iii) U.S. Capital Holdings,
(iv) U.S. Holdings, (v) INB and (vi) ING.

      Except as otherwise indicated, the principal occupation of each person listed below is a Senior Officer of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, (iv) U.S. Holdings, (v) INB or (vi) ING. Unless otherwise indicated, each officer of (i) Holder, (ii) U.S. Investments (iii) U.S. Capital Holdings, or (iv) U.S. Holdings is a citizen of the United States. Unless, otherwise indicated, each officer of (i) INB and (ii) ING is a citizen of The Netherlands.

                         ING (U.S.) CAPITAL CORPORATION

Directors:

T. Schantz, President
B. Staal, CEO
J.C. Gray, COO

Executive Officers:

T. Schantz
B. Staal
W.A. Austin

                        ING (U.S.) INVESTMENT CORPORATION

Executive Officers:

T. Schantz, President
W.A. Austin, General Counsel

Directors:

L. Grijns, Chairman
J.C. Gray, COO

                ING (U.S.) CAPITAL FINANCIAL HOLDINGS CORPORATION

Executive Officers:

B. Staal, Chairman
T. Schantz, President
J.C. Gray, COO


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Directors:

B. Staal, Chairman
T. Schantz, President


                    ING (U.S.) FINANCIAL HOLDINGS CORPORATION


Executive Officers:

L.C. Grijns, President
B. Staal, Executive Vice President
J.C. Gray, COO

Directors:

H. Lindenbergh, Chairman
  (The Netherlands)
M. Minderhoud, Vice Chairman
  (The Netherlands)
L. Grijns
B. Staal


                                  ING BANK N.V.

Executive Officers:

G.J.A. van der Lugt, Chairman
J.H.M Lindenbergh
C. Maas
M Minderhoud

Board of Directors:

J. Kamminga, Chairman
J.W. Berghui,Vice Chairman
P.F. van der Heijden
O.H.A. van Royen
G. Verhagen


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                                 ING GROEP N.V.

Executive Officers:

A.G. Jacobs, Chairman
G.J.A. van der Lugt, Vice Chairman
J.H. Holsboer
E. Kist
J.H.M. Lindenbergh
C. Maas
M. Minderhoud
A.H.J. Rinnooy Kan

Board of Directors:

J.H. Choufoer, Chairman
T.C. Braakman, Vice-Chairman
Mrs. L.A.A. van den Berghe
J.W. Berhuis
P.F. van der Heijden
J. Kamminga
O.H.A. van Royen
J.J. van Rijn
G. Verhagen
M.Ververs


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                                  EXHIBIT INDEX



Exhibit           Description

1. Amended and Restated Stockholders Agreement dated as of November 1, 1996 among the Issuer and its Investors.


                               Page 12 of 12 Pages
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